 Exhibit 99.1

TransAlta tops list of Newsweek's World's Most Trustworthy Companies for 2023

CALGARY, AB, Sept. 14, 2023 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) (the "Company" or "TransAlta") announced today that it has ranked first on Newsweek's inaugural "World's Most Trustworthy Companies 2023" list for the Energy and Utilities category. The list identifies the top 1,000 companies in 21 countries and across 23 industries.

Newsweek's 2023 World's Most Trustworthy companies have been chosen based on a holistic approach to evaluating trust across three pillars of public trust – customer, investor, and employee. The list was compiled based on an extensive survey of over 70,000 participants, gathering 269,000 evaluations of companies that people trust as a customer, as an investor and as an employee.

"We are extremely proud to be recognized as a notable and trusted brand amongst this list of respected international leaders across our sector and others. This is not only an honour for TransAlta, but also a testament to the hard work of our employees in ensuring we are true to our core values of "respect" and "integrity" and are delivering on our commitment of being a leader in clean electricity," said John Kousinioris, President and CEO of TransAlta.

"We stress the importance of our core values in all that we do and have been focusing our efforts on being a leader in our customer centric focus and on building a culture of purpose, learning and results. We're so proud to see how this intentional work is garnering international recognition, building trust and elevating our reputation with our employees, our customers, and our investors," said Jane Fedoretz, Executive Vice President, People, Talent and Transformation at TransAlta.

For more information about the awards, please visit https://www.newsweek.com/rankings/worlds-most-trustworthy-companies-2023

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and AA from MSCI.

For more information about TransAlta, visit our web site at transalta.com.

View original content:https://www.prnewswire.com/news-releases/transalta-tops-list-of-newsweeks-worlds-most-trustworthy-companies-for-2023-301927270.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2023/14/c6878.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 14-SEP-23